Exhibit 99.1

Merck KGaA

Merck Vierte Allgemeine Beteiligungsgesellschaft mbH

c/o Merck KGaA

Frankfurter Strasse 250

D-64293 Darmstadt

Attn. Dr. Günther Falcke

Geneva, December 8, 2006

Amendments to the SPA of September 21, 2006

Dear Sirs,

The purpose of this letter is to specify the terms of the agreement between the undersigned members of the Bertareili family (the "Sellers"), on the one hand, and Merck KGaA (the "Parent") and Merck Vierte Allgemeine Beteiligungsgesellschaft mbH (the "Offeror" and, together with the Parent, "Merck"), on the other hand, as to the manner in which (i) the share purchase agreement dated September 21, 2006, between the Sellers, the Parent and the Offeror (the "SPA") shall be amended in certain respects and (ii) the 635'842 bearer shares of Serono S.A. (the "Treasury Shares") currently being held in treasury by Serono 92 Limited, Cayman Islands, British West Indies ("Serono 92"), a wholly owned subsidiary of Serono S.A. ("Serono"), will be treated under the SPA.

Unless specified otherwise herein, capitalized terms used in this letter shall have the meaning ascribed to them in the SPA.

I.	Article 2 of the SPA

The Parent and the Offeror hereby waive the conditions precedent referred to in Sections 2.2.1(a) and 2.2.1(b) of the SFA, with such waiver to be effective on December 10, 2006, at 24:00 CET (the "Relevant Date"), subject to the fulfillment or waiver of the conditions set forth in paragraphs (i) through (iv) below:

(i)

immediately following the Relevant Date, the Management Seller shall confirm in writing to the Parent, that, to the Knowledge of the Management Seller, (A) as of the Effective Date, the statements set out in Section 5 of the SPA are not inaccurate to an extent that amounts to a Material Adverse Effect and (B) there has not occurred any change or event since the Effective Date through the Relevant Date with respect to Serono that individually or in the aggregate amounts to a Material Adverse Effect;

(ii)

as of the Relevant Date, (A) the conditions precedent set forth in Sections 2.1.1(a)(i), 2.2.1(g) (it being specified for the avoidance of doubt that any adjournment, withdrawal or modification of the invitation to the general meeting will be subject to the prior approval of the Parent) and 2.2.1(h) of the SPA shall have been satisfied, and (B) the conditions precedent set forth in Sections 2.1.1(b), 2.2.1(c), 2.2.1(d), 2.2.1(e) 2.2.1(f) and 2.2.1(i) of the SPA shall be capable of being satisfied following the Relevant Date;

(iii)

As of November 23, 2006, the Sellers and the board of directors of Serono shall have agreed in all material respects to the integration planning measures discussed between the Parent and Serono involving the team leaders and all relevant employees, including cultural survey via e-mail with all Serono employees, interviews of second management level of Parent and Serono by independent HR consultancy, and access to data enabling the Parent to establish pro forma purchase price allocation and other selected documents requested by the Parent, modifying accordingly the resolutions of the board of directors of Serono which were communicated to Dr. Karl-Ludwig Kley on October 19, 2006 (including the subsequent resolutions of the special committee of the board of directors of Serono) and the Parent shall have been authorised to carry out the internal communications relating to the integration planning discussed between the Parent and Serono without the Sellers' prior approval; provided, however, that it is the understanding and agreement of the parties that (A) the Chairman of Serono shall be made aware of the contents and timing of any such internal communication reasonably in advance, (B) external communications shall remain governed by Section 6.9.2 of the SPA and (C) references to "integration planning" shall be deemed to refer to the parties' conducting implementation planning activities and not to actual implementation, with neither Parent, on the one hand, or Serono, on the other hand, exercising control of the other prior to the Closing; and

(iv)

at or prior to December 8, 2006 at 24:00 CET, Serono shall have provided the Parent with a copy of the original "Rapporteur Assessment Reports for the EU and the U.S., relating to RNG1", subject to this document having been delivered to Serono by such date.

The Parent and the Offeror shall confirm in writing to the Sellers the effectiveness of their waiver of the conditions precedent referred to in Sections 2.2.1(a) and 2.2.1(b) of the SPA on or before December 11, 2006, at 17:00 CET. Promptly thereafter, the Sellers shall procure that, subject to Serono having received the tax rulings contemplated in Section 2.2.1(e) of the SPA, the condition precedent referred to in Section 2.2.1(e) of the SPA be fulfilled.

II.	Treatment of Treasury Shares

Subject to the Parent and the Offeror having confirmed in writing to the Sellers the effectiveness of their waiver of the conditions precedent referred to in Sections 2.2.1(a) and 2.2.1(b) of the SPA pursuant to I above, the Sellers shall, and shall cause Bertarelli Biotech SA ("Holdco"), Serono and Serono 92 to, take such lawful action in their or in Holdco's capacities as Serono shareholders as may be reasonably necessary to, and the Management Seller, in his capacity as a member of the Board of Directors of Serono and as a Serono executive officer, shall, subject to his fiduciary duties to Serono under Swiss Law and to the authority of the Board of Directors of Serono, cause Holdco, Serono and Serono 92 to, on or before December 31, 2006, sell and transfer the Treasury Shares to Holdco. The purchase price for each of the Treasury Shares shall be equal to the closing price of the bearer shares of Serono on the virt-x on the trading day immediately preceding the date on which Serono 92 shall have executed the instrument providing for the transfer of the Treasury Shares from Serono 92 to Holdco (the "Transfer Date"), but shall in any case not exceed CHF 1,100. The purchase price, which shall be denominated in Swiss francs, shall be payable at a date after the transactions contemplated under the SPA shall have been consummated and shall bear interest at a rate of 2.25% per annum from the Transfer Date until but excluding the agreed upon payment date.

Merck hereby consents to the transfer of Treasury Shares on the terms described herein for all purposes of the SPA, and the Sellers shall remain in all respects in the position in which they would have been under the SPA had the Treasury Shares not been transferred from Serono 92 to Holdco. Without limiting the generality of the foregoing, Merck agrees that (i) the transfer of such Treasury Shares on the terms described herein shall not constitute a dilutive event for purposes of the SPA, including, without limitation, for purposes of Section 1.2.6 of the SPA, (ii) the value of the Treasury Shares as well as any liability or other obligation of Holdco to pay for the Treasury Shares shall be disregarded for all purposes of the SPA and will not be considered an asset or a liability or other obligation, as the case may be, of Holdco, including, without limitation, with respect to (A) any indemnification obligations of the Sellers with respect to Holdco pursuant to Section 6.14 of the SPA and (B) Section 1.2.7 of the SPA (e.g., shall not be taken into account to assess the Net Asset Value of Holdco pursuant to Section 1.2.7 of the SPA), (iii) the interest due by Holdco in connection with the payment of the purchase price related to the transfer of the Treasury Shares, as well as the Swiss turnover stamp tax that may be due by Holdco in its capacity as a registered Swiss securities dealer under the Swiss Stamp Tax Act in relation with such transfer of Treasury Shares, shall not he taken into account to assess the Net Asset Value of Holdco pursuant to Section 1.2.7 of the SPA and (iv) any action contemplated by this agreement shall be deemed to have been disclosed by the Sellers to the Parent and the Offeror immediately prior to execution of the SPA and shall not constitute, or give rise to, (A) any breach, or claim of breach, of any of the representations and warranties of the Sellers set forth in Article 3 of the SPA, (B) any inaccuracy, or claim of inaccuracy, of any statement contained in Article 5 of the SPA or (C) any breach, or claim of breach, of any covenant of any Seller contained in Article 6 of the SPA.

In the event that the Treasury Shares held by Serono 92 have been transferred to Holdco and the transactions contemplated under the SPA are not consummated on the Termination Date, Merck KGaA shall indemnify and hold harmless the Sellers, Holdco, Serono and each of their respective Affiliates from any and all Damages and Taxes incurred by any of them, resulting therefrom or in connection therewith; provided, however, that Sellers shall, and shall procure that Holdco, Serono and its Affiliates shall, use its reasonable efforts to mitigate any such Damages and/or Taxes.

III.	Miscellaneous

This agreement is supplemental to, and shall be interpreted in a manner consistent with, the SPA, provided however that if any term of this agreement shall directly conflict with a term of the SPA, the term of this agreement shall govern.

This agreement shall be governed by and construed in accordance with the substantive Laws of Switzerland, without regard to the principles of conflicts of Laws thereof. Any dispute, controversy or claim arising out of or in connection with this agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the notice of arbitration is submitted in accordance with these rules. The number of arbitrators shall be three, with the undersigned selecting one arbitrator, Merck KGaA selecting one arbitrator, and those two arbitrators selecting the third arbitrator by mutual agreement. Each of the arbitrators shall be impartial and independent of the undersigned or Merck KGaA and its Affiliates. The seat of the arbitration shall be in Geneva. The arbitral proceedings shall be conducted in English.

[The next page is the signature page]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter, whereupon this letter will constitute our agreement with respect to the subject matter hereof.

Sincerely yours,

/s/ Ernesto Bertarelli	/s/ Ernesto Bertarelli*
Ernesto Bertarelli	Maria-Iris Bertarelli

/s/ Ernesto Bertarelli*
Donata Bertarelli Späth

* Acting as attorney-in-fact

Cc: Homburger Rechtsanwälte, Attn. Dr. Heinz Schärer

Confirmed and agreed to as of the date first written above:

MERCK KGaA

By:	/s/ Dr. Michael Becker	By:	/s/ Dr. Guenther Falcke
	Name: Dr. Michael Becker		Name: Dr. Guenther Falcke
	Title: Member of Board of Managing		Title: Head of Corporate Legal Department

Merck Vierte Allgemeine Beteiligungsgesellschaft mbH

By:	/s/ Haus-Friedrich Geiss	By:	/s/ Olaf Klinger
	Name: Haus-Friedrich Geiss		Name: Olaf Klinger
	Title: Managing Director		Title: Managing Director

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